FOR IMMEDIATE RELEASE: January 16, 2013	PR 13-02

Atna Reports 2012 Production Results and 2013 Outlook

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) is pleased to provide its operating results for 2012 and the Company’s outlook for 2013.

Atna finished 2012 on a strong note, with a 30 percent year over year increase in share price and a 60 percent increase in overall market capitalization. Cash at year end totaled approximately $19.3 million, providing a sound basis for continued growth in 2013. Gold sales increased by 14 percent over 2011 to approximately 36,460 ounces. The average price received from gold sales was five percent higher in 2012 than in 2011, resulting in an approximate 20 percent increase in sales revenue for the year. Financial results for 2012 will be released prior to March 31, 2013.

The Briggs Mine in California produced a total of 36,928 ounces of gold in 2012, of which 35,640 ounces were sold. At the Pinson Mine in Nevada, a total of 7,862 tons of ore were mined during mine development and 4,956 tons were shipped to a third party processing plant, from which approximately 814 ounces of recovered payable gold was sold.

"2012 was a productive year for Atna with a number of challenges that were successfully overcome. Most importantly, gold production increased at our Briggs Mine in California and we initiated stope development and ore mining at our Pinson Underground Mine in Nevada. On the corporate front, we strengthened our balance sheet and developed an expanded equity analyst following, increasing our overall market exposure and shareholder value," states James Hesketh, President & CEO.

"We expect that 2013 will bring a substantial increase in Atna's gold production as Pinson transitions from its development phase to a primary focus on gold production. Our growth strategy includes using production cash flow from both Briggs and Pinson to pay down or to substantially restructure our term debt in 2013. Once this is completed, we plan to accelerate development of our Reward Gold Mine, located near Beatty, Nevada, further increasing gold production and financial strength," added Mr. Hesketh.

2013 Production & Cost Outlook

Atna expects to produce between 102,000 and 115,000 ounces of gold in 2013 with the majority of this production being produced in the second half as Pinson ramps up its production through the year.

2013 Production and Cost Forecast

Mine	Gold Production	Total Cash Cost*	Full Cost**

Briggs Open Pit	37,000 - 45,000	$850 - $900	$1,070 - $1,120
Pinson Underground	65,000 - 70,000	$900 - $950	$1,000 - $1,100
Total Ounces	102,000 - 115,000	$880 - $930	$1,025 - $1,108

* C2 Cost - Includes direct costs, royalties and taxes
* *C3 Cost - Includes C2 and capital and depreciation

Atna calculates cash cost per gold ounce sold using the Gold Institute Standards. The measure is calculated by subtracting depreciation, depletion, amortization, and silver by-product credits from cost of sales. Cost of sales includes all mine-site operating costs, mine-site overhead, production taxes, royalties, production stripping costs net of capitalization, secondary development costs, changes in inventory, and mine-site depreciation, amortization and depletion.

Briggs Mine Results and Outlook

A program of enhanced maintenance and component replacement was undertaken at the Briggs crushing plant to address equipment availability issues during the first half of 2012. This work was completed and crushed ore tonnage increased approximately 21percent in the second half of 2012 over the first half. Increased tonnage placed on the leach pad resulted in the recovery of 9,972 ounces of gold during the fourth quarter, the highest quarterly gold production since the restart of mine operations in 2009.

Gold production is expected to increase at Briggs in 2013, driven primarily by increased ore grades from the Goldtooth North and South pits. The main challenge to production in 2013 will be ore supply to the crushing plant due to a higher waste stripping requirement in 2013. The waste to ore stripping ratio is planned to increase from 2.2 in 2012 to 3.8 in 2013, as the Goldtooth South and Briggs Main North pit areas are being developed. This increase creates additional logistical and sequencing challenges in the mine. An eighth haul truck has been added to the mine fleet, along with one additional blasthole drill to meet this requirement. Additional equipment operators and mechanics are also being added.

Pinson Mine Results and Outlook

Work in 2012 at the Pinson Mine focused on the development of secondary egress, while driving the spiral deeper and completing crosscuts to ore stoping areas. A total of 1,192 feet of new ramp access was driven, along with approximately 2,140 feet of spiral, laterals and other underground development work. Two ore production stoping areas are now developed and crosscuts are advancing to two additional stoping areas. Construction of a large lined surface stock-pad has been completed along with initial cemented rockfill mixing facilities and an aggregate crushing facility. A second deep dewatering well was commissioned and parts were ordered to add a third well in January 2013. Construction of the site assay lab was completed and is now in operation. A major modification to the operating permit was submitted in 2012 to allow an increased mining rate of up to 400,000 tons of ore per year. Public comment for this permit expired on January 7, 2013. The Company is awaiting the outcome of this process.

Top cutting activity is ongoing in the two developed ore stopes and plans are being made to commence the first underhand stope. Ore production rates at Pinson will likely increase as soon as underhand stoping activities begin. The goal for 2013 is to end the year with a total of nine operating ore stoping areas, with additional stopes being continuously developed to replace depleting stopes. Together with underground truck haulage, this number of working faces should achieve a daily production rate in the 800 to 1,000 ton per day range. Ore production is expected to increase though the year as additional ore stopes are developed.

The focus of work at Pinson in 2013 includes the development of sustainable ore grade control systems to maximize revenues earned under Pinson's third party processing agreements. Additional focus is being placed on gaining a stronger understanding of ground control requirements, development of data for validation of reserve models, and stope sequencing and development planning as additional working faces are added. These actions are the key to success at Pinson. The Company is planning to transition from project accounting to production accounting for Pinson at the end of first quarter 2013.

This press release was prepared under the supervision and review of Daniel Saint Don, V.P. and Chief Operating Officer of Atna, a Professional Engineer in the province of Ontario and a Qualified Person, as defined in NI 43-101, who has verified the authenticity and validity of the information contained within this news release.

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to the Pinson and Briggs Mine operations, operating risks, cash flow, gold production, operating costs, permits and other factors related to achieving forward looking gold production, operating cost and debt service forecasts. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2011 Form 20-F dated March 26, 2012.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com